Exhibit 99.1

Regulated Information Inside Information

Celyad Oncology Announces Equity Purchase Agreement for up to $40 Million with Lincoln Park Capital

January 7, 2021 7:01 a.m. CET

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced it has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor.

Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40 million American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company. LPC’s maximum obligation under any single regular purchase will not exceed $2.5 million, unless both parties mutually agree to increase the maximum amount of such purchase. The purchase price for the ADSs to be purchased by LPC under a regular purchase will be the equal to the lower of (i) the lowest sale price for ADSs on the applicable purchase date, and (ii) the average of the three lowest closing sale prices for ADSs during the ten business days prior to the purchase date. There are no upper limits to the price LPC may pay to purchase common stock from the Company. Celyad Oncology controls the timing and amount of any future sales of ADSs to LPC. As part of the Purchase Agreement, LPC has agreed not to cause or engage in any manner whatsoever any direct or indirect short selling or hedging of Celyad Oncology’s shares of common stock. The Purchase Agreement may be terminated by Celyad Oncology at any time, at its sole discretion, without any additional cost or penalty.

In consideration for entering into the Purchase Agreement, at the signing of the Purchase Agreement, LPC received a commitment fee of $1 million comprised of $600,000 in cash and $400,000 in the form of a discount on the initial purchase of $2 million of ADSs under the equity facility.

Celyad Oncology currently intends to use the net proceeds from sales of ADSs under the Purchase Agreement with LPC for general corporate purposes, including but not limited to the research and development of Company’s clinical and preclinical CAR T cell therapy candidates.

“We are thrilled to announce today’s agreement with Lincoln Park, as the committed equity facility is expected to strengthen our current balance sheet while also providing us with access to future capital on an as needed basis,” commented Filippo Petti, Chief Executive Officer of Celyad Oncology. “In addition, the Company now has greater flexibility to further advance our pipeline of clinical and preclinical next-generation CAR T candidates for the treatment of cancers through several potential value-creating milestones over the next several quarters.”

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor will there be any sale of these securities in any jurisdiction in which such offer solicitation or sale are unlawful prior to registration or qualification under securities laws of any such jurisdiction. Additional information regarding the Purchase Agreement with LPC is available in Celyad Oncology’s Form 6-K filed with the SEC on January 7, 2021. The ADSs covered by the Purchase Agreement are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-248464) that was declared effective by the SEC on September 4, 2020. A prospectus supplement relating to the offering was filed by Celyad Oncology with the SEC on January 7, 2021 and is available on the SEC’s website at www.sec.gov or by request from Celyad Oncology S.A., Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

Financial Update

As of December 31, 2020, the Company ended the year with an unaudited treasury position of €17.2 million ($21.2 million). The Company confirms its previous guidance that its existing treasury position, without proceeds from the LPC purchase agreement, should be sufficient to fund operating expenses and capital expenditure requirements, based on the current scope of activities, into the third quarter of 2021.

In addition, the Company expects that the net proceeds from the $40 million purchase agreement with LPC should help to extend the Company’s cash runway beyond the third quarter of 2021.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include statements regarding: future sales of ADSs pursuant to the Purchase Agreement with LPC, the closing of the initial purchase of ADSs, cash position and cash runway. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA